Exhibit 99.3

FARFETCH LIMITED
THE BOWER, 211 OLD STREET LONDON, ENGLAND EC1V 9NR UNITED KINGDOM
FARFETCH LIMITED
2021 Annual General Meeting
Vote by November 16, 2021 11:59 PM ET
D61238-P62216
You invested in FARFETCH LIMITED and it’s time to vote!
You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on November 17, 2021.
Get informed before you vote
View the Notice of Annual General Meeting and Proxy Statement online at www.ProxyVote.com OR you can receive a free paper or email copy of the material(s) by requesting prior to November 3, 2021. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. There is no charge for requesting a copy.
For complete information and to vote, visit www.ProxyVote.com
Control #
Smartphone users
Point your camera here and vote without entering a control number
Vote in Person or Virtually at the Meeting*
November 17, 2021 11:00 AM Eastern Time
Virtually at: www.virtualshareholdermeeting.com/FTCH2021
In Person:
190 Elgin Avenue, George Town Grand Cayman KY1-9001 Cayman Islands
Vote Prior to the Meeting:
Online: www.ProxyVote.com
By Mail: Request a paper copy of the materials, which will include a proxy card
*Please check the meeting materials for any special requirements for meeting attendance. If you are attending the meeting in person, you will need to request a ballot    to vote these shares.                V1.1

Vote at www.ProxyVote.com
THIS IS NOT A VOTABLE BALLOT
You cannot use this notice to vote these shares. This is only an overview of the proposals being presented at the upcoming shareholder meeting. You may view more complete proxy materials online at www.ProxyVote.com or request a paper copy (see reverse side). Please follow the instructions on the reverse side to access and review all of the important information contained in the proxy materials before you vote.
Voting Items
Board Recommends
1. To resolve as an ordinary resolution that the authorised share capital of Farfetch Limited be increased: (a) FROM: US$20,000,000 divided into 500,000,000 shares with a nominal or par value of US$0.04 each. (b) TO: US$40,000,000 divided into 1,000,000,000 shares with a nominal or par value of US$0.04 each.
For
2. To resolve as a special resolution that the existing Memorandum and Articles of Association of Farfetch Limited be replaced in their entirety with the new Amended and Restated Memorandum and Articles of Association in the form tabled at the meeting.
For
NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.
Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Sign up for E-delivery”.